Exhibit 12.1

COMPUTATION OF EARNINGS TO FIXED CHARGES

(In thousands)

	Fiscal Year	Three Months	Nine Months
	Ended			Fiscal Year Ended
		April 1, 2000	July 1, 2000
	March 31,	to June 30,	to March 31,	March 31,	March 31,	March 31,
	2000	2000	2001	2002	2003	2004

		(Pre-Going	(Post-Going
		Private	Private
		Transaction)	Transaction)
Consolidated pretax loss from continuing operations	$(22,398)	$(6,088)	$(37,683)	$(48,168)	$(2,819)	$(34,979)
Interest expense	66,785	16,540	52,334	72,037	55,728	79,676
Net amortization of debt discount and premium and issuance expense	541	145	127	999	2,439	2,414
Interest portion of rental expense	73,729	18,919	56,286	76,922	77,111	77,308

Earnings	$118,657	$29,516	$71,064	$101,790	$132,459	$124,419

Interest expense	$66,785	$16,540	$52,334	$72,037	$55,728	$79,676
Net amortization of debt discount and premium and issuance expense	541	145	127	999	2,439	2,414
Interest portion of rental expense	73,729	18,919	56,286	76,922	77,111	77,308

Fixed Charges	$141,055	$35,604	$108,747	$149,958	$135,278	$159,398

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—

Coverage Deficiency	$22,398	$6,088	$37,683	$48,168	$2,819	$34,979

Pro Forma Computation of Ratio of Earnings to Fixed Charges

Fiscal Year
Ended
March 31,
2004

Pro forma Consolidated pretax loss from continuing operations	$
Pro forma Interest expense
Net amortization of debt discount and premium and issuance expense
Interest portion of rental expense

Pro forma Earnings	$

Pro forma Interest expense	$
Net amortization of debt discount and premium and issuance expense
Interest portion of rental expense

Pro forma Fixed Charges	$

Pro forma Ratio of Earnings to Fixed Charges

Coverage Deficiency	$

Note: Earnings are not adequate to cover fixed charges.